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7th Street Slider Bar

American Restaurant

706 Lapeer Ave
Port Huron, MI 48060
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Investment Opportunity
Data Room
Discussion
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THE PITCH
7th Street Slider Bar is seeking investment to reopen current location.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $3,000 invested.
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INVESTOR PERKS

7th Street Slider Bar is offering perks to investors. You earn perks based on your total investment amount in this business.

Slider Society Membership Invest $250 or more to qualify. 10 of 10 remaining

Free slider each visit for life. Menu sneak previews and tastings, swag.

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OUR STORY

After years running restaurants throughout the Bluewater and Metro Detroit area, our team found an amazing location in downtown Port Huron. We took the plunge in March 2020 and launched 7th Street Slider Bar to overwhelming community support.

Opening at the beginning of the pandemic, while presenting us with challenges, presented us with opportunities to adapt and expand.
Our menu is a mix of tried and true staples and unique offerings for those looking to try something new.
Our community support has been remarkable and we're excited to give the community the opportunity to share in our success by investing directly into a locally-owned restaurant.
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OUR STORY

7th Street Slider Bar takes the fast-casual restaurant model and builds on it, with a rotating menu centered around sliders, appetizers, sides and more! Located next to the Active lounge in downtown Port Huron.

Opening at the beginning of the pandemic and staying consistent throughout the ever changing economic landscape
We were able to constantly pivot by adding things like outdoor seating, delivery and streamlining operations
We have been very fortunate that the community has supported us since the beginning and anxiously awaits our return

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THE TEAM
Zachary Meldrum
Owner

I've always measured myself by experiences not age. Starting as a dishwasher at 17 opening a restaurant, I quickly worked up to line cooking and running kitchens from the expo positions. At 21 I was managing for Red Robin and certified as the Training Kitchen Manager for all of South-East Michigan. I went on to open the likes of Bad Brads BBQ Orion Twp location, as well as the now defunct Lake Fx Grill. I was ultimately promoted to Multi-Unit within our restaurant group, the first person of its kind for the group. Ultimately leaving to accept a position for Director of Operations in a rapidly expanding Metro Detroit restaurant group. All these positions gave me the experience and skill sets necessary that when the opportunity to open 7th Street presented itself i knew i had to jump at the opportunity.

EJ Germain
Line Cook

This remarkable young man has been with us since Day 1. He is the most open minded, hard working young man I have met in a long time and does a stellar job day in and day out. I once bought him a shirt from Rodney Scotts BBQ Shop that says "Every Day is a Good Day" because it just summarizes his outlook on life and work and he makes all our lives better.

Dave Whitt
Line Cook

Dave joined our team mid summer and has been killing it ever since. He has years of kitchen experience and loves our ever evolving menu, and does a stand up job day in and day out. He was the missing puzzle piece that really allowed me to get freed up as an owner and i look forward to the great things that he wll continue to do with us.

Tonya Denton
Server

If you've been around Downtown for any amount of time chances are you know Tonya. One of the most optimistic, do good people I've ever met and a hell of a server/bartender/manager. Shes one semester away from her bachelors in social work and still gives her all to the restaurant every single day.

Angela Baird
Server

Angela has been with us since Day 1 and has really helped establish so many things out front. Her presence alone meant that i didn't to worry about how things were running out front because i knew she had it under control and is an excellent communicator which was incredibly important to have as the kitchen required most of my attention during the opening months. She is again one of those pieces of the puzzle that really frees me up as an owner.

Ryley Watson
Server

Ryley has also been with us since day 1! She is an awesome person and an awesome server. I believe attitude is so important when you work in a restaurant the size of ours and Ryley signifies all the positive attributes i look for in a server and we are pleased to have her and look forward to her future with us.

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OUR SLIDERS!
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OUR OFFERINGS

Last year we introduced 43 different types of sliders. Here were some that had the people talking!

Ca-RIB-bean - Marinated Rib, Jerk Seasoning, Avocado & Onion
Maine Event - Lobster Salad, Slider Bun
Brat Burger - Brat Patty, Beer Cheese, Peppers & Onions, Pretzel Bun
ALL under $5 each!
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LOCATION

We are located centrally in Port Huron, MI. We've established a community of followers here along with a few other competitive advantages of the area.

According to city maps, Port Huron is 100% urban, meaning high foot traffic and dense population.
We offer great prices for quick eats, something in high-demand here in Detroit's metropolitan areas.
Our space offers ample seating in a relaxed atmosphere, but also a take-out counter for those on the move!
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Q&A
What are people saying about 7th Street Slider Bar?

Went today for the first time after talking about it for weeks and loved the experience! Food was great and so was the service.

What are people saying about 7th Street Slider Bar?

We ordered to go last night. The order was spot on. I had the lamb slider. Delicious. The Maine was good but felt it was missing some flavor. My wife ordered the beer battered cheese and the Philly. Both were awsome!!. Kids had the cheese burgers. They smashed them. Good Job. We'll be back.

What are people saying about 7th Street Slider Bar?

This has been the second time I have been to the 7th Street Slider Bar and I love both experiences. Food tastes constant as it should. I ordered online and it was very easy and my order was ready exactly when they said it would be. Never had a cheeseburger eggroll but I had to try it and I loved it. Tried The Main Event and it was fresh and delicious, The O.G. is a classic and perfect and the lamb is always perfect. I love supporting local businesses especially when it is so good it's a no-brainer. Order and you will definitely have a great meal.......

What are people saying about 7th Street Slider Bar?

My husband and I recently ordered takeout from 7th street slider bar. This is one of the very few places we can both eat since I am vegan and my daughter has milk allergies so the vegan options add an extra layer of comfort knowing she won't have an allergic reaction and I don't have to constantly ask what's in everything. I ordered the vegan OG, bacon and brunch sliders and they were DELICIOUS! I plan to come back and try the jack fruit sliders next. My husband loved his sliders as well, especially the lobster slider. ***vegan options are labeled on the menu making it VERY easy!! Thank you again!!

What are people saying about 7th Street Slider Bar?

Went today for the first time after talking about it for weeks and loved the experience! Food was great and so was the service.

What are people saying about 7th Street Slider Bar?

We ordered to go last night. The order was spot on. I had the lamb slider. Delicious. The Maine was good but felt it was missing some flavor. My wife ordered the beer battered cheese and the Philly. Both were awsome!!. Kids had the cheese burgers. They smashed them. Good Job. We'll be back.

What are people saying about 7th Street Slider Bar?

This has been the second time I have been to the 7th Street Slider Bar and I love both experiences. Food tastes constant as it should. I ordered online and it was very easy and my order was ready exactly when they said it would be. Never had a cheeseburger eggroll but I had to try it and I loved it. Tried The Main Event and it was fresh and delicious, The O.G. is a classic and perfect and the lamb is always perfect. I love supporting local businesses especially when it is so good it's a no-brainer. Order and you will definitely have a great meal.......

What are people saying about 7th Street Slider Bar?

My husband and I recently ordered takeout from 7th street slider bar. This is one of the very few places we can both eat since I am vegan and my daughter has milk allergies so the vegan options add an extra layer of comfort knowing she won't have an allergic reaction and I don't have to constantly ask what's in everything. I ordered the vegan OG, bacon and brunch sliders and they were DELICIOUS! I plan to come back and try the jack fruit sliders next. My husband loved his sliders as well, especially the lobster slider. ***vegan options are labeled on the menu making it VERY easy!! Thank you again!!

What are people saying about 7th Street Slider Bar?

Went today for the first time after talking about it for weeks and loved the experience! Food was great and so was the service.

What are people saying about 7th Street Slider Bar?

We ordered to go last night. The order was spot on. I had the lamb slider. Delicious. The Maine was good but felt it was missing some flavor. My wife ordered the beer battered cheese and the Philly. Both were awsome!!. Kids had the cheese burgers. They smashed them. Good Job. We'll be back.

What are people saying about 7th Street Slider Bar?

This has been the second time I have been to the 7th Street Slider Bar and I love both experiences. Food tastes constant as it should. I ordered online and it was very easy and my order was ready exactly when they said it would be. Never had a cheeseburger eggroll but I had to try it and I loved it. Tried The Main Event and it was fresh and delicious, The O.G. is a classic and perfect and the lamb is always perfect. I love supporting local businesses especially when it is so good it's a no-brainer. Order and you will definitely have a great meal.......

What are people saying about 7th Street Slider Bar?

My husband and I recently ordered takeout from 7th street slider bar. This is one of the very few places we can both eat since I am vegan and my daughter has milk allergies so the vegan options add an extra layer of comfort knowing she won't have an allergic reaction and I don't have to constantly ask what's in everything. I ordered the vegan OG, bacon and brunch sliders and they were DELICIOUS! I plan to come back and try the jack fruit sliders next. My husband loved his sliders as well, especially the lobster slider. ***vegan options are labeled on the menu making it VERY easy!! Thank you again!!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Re opening budget $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $421,575 $451,085 $473,639 $487,848
Cost of Goods Sold $75,000 $105,394 $112,771 $118,409 $121,961
Gross Profit $225,000 $316,181 $338,314 $355,230 $365,887

EXPENSES

Rent $9,000 $9,000 $9,000 $9,000 $9,000
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Insurance $3,600 $3,690 $3,782 $3,876 $3,972
Software/POS $1,200 $1,230 $1,260 $1,291 $1,323
Labor $120,000 $122,000 $125,000 $130,000 $133,000
Operating Profit $79,200 $167,961 $186,665 $198,141 $205,347
This information is provided by 7th Street Slider Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
7th Street Slider Bar Overview.pdf
Investment Round Status

$10,000

TARGET

$20,000

MAXIMUM

This investment round closes on March 3, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name 7th Street Slider Bar
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $3,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2024
Financial Condition

The key to our business model is in the low overhead of the restaurant. We were very fortunate that mid pandemic we were not only able to break even but to draw a profit regularly. As things got more serious headed into fall there was some shuffling to make sure that payroll was always met which in turn had us miss a couple tax payments. These will be remedied asap as to not accrue interest or penalties and writing off the debt and having predictable expenses coming out of the first year sets up for success and financial stability moving forward.

Risk Factors
Limited Operating History

7th Street Slider Bar llc is a newly established entity and has limited history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 7th Street Slider Bar llc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which 7th Street Slider Bar llc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, 7th Street Slider Bar llc is a newly established entity and therefore has limited operating history from which forecasts could be projected with.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 7th Street Slider Bar llc, and the revenue of 7th Street Slider Bar llc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Reliance on Management

As a securities holder, you will not be able to participate in 7th Street Slider Bar llc's management or vote on and/or influence any managerial decisions regarding 7th Street Slider Bar llc. Furthermore, if the founders or other key personnel of 7th Street Slider Bar llc were to leave 7th Street Slider Bar llc or become unable to work, 7th Street Slider Bar llc (and your investment) could suffer substantially.

This information is provided by 7th Street Slider Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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